Exhibit 99.10

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS IS AN ANNOUNCEMENT UNDER RULE 2.8 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2022 (THE “IRISH TAKEOVER RULES”)

For immediate release

10 October 2023

Runa Capital II (GP) (“Runa”)

No intention to make an offer for MariaDB plc (“MariaDB”) and potential bridge loan of up to US$26.5 million

Runa confirmed today that it does not intend to make an offer for MariaDB. Accordingly, Runa will be bound by the restrictions set out in Rule 2.8 of the Irish Takeover Rules. Runa reserves the right within the next 6 months to set aside this announcement where so permitted under Rule 2.8 (including 2.8(c)(ii)).

Runa also announces that an associate of Runa intends to enter into an agreement with MariaDB regarding the provision of a three month bridge loan of up to US$26.5 million.

Enquiries:

Davy (Financial Adviser to Runa Capital)

Brian Garrahy

Tel: +353 1 679 7788

Important Notices

Responsibility Statement

The directors of Runa accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Further Information

This announcement does not constitute an offer to sell or invitation to purchase any securities. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Publication on Website

In accordance with Rule 26.1 of the Irish Takeover Rules, a copy of this announcement will be available on Runa’s website: https://runacap.com promptly and in any event by no later than 12 noon on the business day following this announcement. The content of this website is not incorporated into and does not form part of this announcement.

Davy Corporate Finance Unlimited Company (“Davy”), which is authorised and regulated in Ireland by the Central Bank of Ireland, is acting exclusively as financial adviser for Runa Capital and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Runa Capital for providing the protections afforded to clients of Davy or for providing advice in connection with the matters referred to in this announcement.